UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Exact name of Registrant as specified in its Charter)

21 Palmer Street

London, SW1H 0AD

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1). Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7). Yes  ☐    No  ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 21, 2015, Navigator Gas L.L.C. ( the “Borrower”) and Navigator Holdings Ltd. (the “Company” or “Guarantor”) entered into a secured facility agreement (the “Facility Agreement”) pursuant to which a group of lenders made available to the Borrower a seven year term loan facility of $290,000,000 to finance the purchase of four 35,000 cubic meter ethylene/ethane capable semi-refrigerated liquefied gas carriers under construction at Jiangnan Shipyard (Group) Co., Ltd and two 22,000 cubic meter semi-refrigerated liquefied gas carriers under construction at Hyundai Mipo Dockyard Co., Ltd., together (the “Vessels”).

The Borrower’s obligations under the Facility Agreement are guaranteed by the company and shall be used to finance the purchase price of the Vessels and for the Borrowers’ general corporate and working capital purposes.

The description of the Facility Agreement contained in this Report on Form 6-K does not purport to be complete and is qualified in its entirety by reference to the full text of the Facility Agreement which is filed herewith as Exhibit 10.1, and incorporated herein by reference.

ITEM 2—EXHIBITS

The following exhibits are filed as part of this Report on Form 6-K:

Exhibit No.	Description

10.1	$290,000,000 Secured Facility Agreement, dated December 21, 2015, by and among Navigator Gas L.L.C as borrower, Navigator Holdings Ltd., as guarantor, and the lenders named therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: December 23, 2015	By:	/s/ Niall J Nolan
	Name:	Niall J Nolan
	Title:	Chief Financial Officer